[CENTRAL VALLEY COMMUNITY BANCORP LETTERHEAD]

May 8, 2008

United States Securities

and Exchange Commission

Division of Corporation Finance

Attn: Kathryn McHale

100 F Street, N.E.

Washington, DC 20549

Re:                             File No. 333-187260

Dear Ms. McHale:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of Central Valley Community Bancorp’s Registration Statement on Form S-4, No. 333-187260 333-165907, to 8:00 a.m. Eastern Time on May 9, 2013, or as soon thereafter as is practicable.

In connection with this request, Central Valley Community Bancorp acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Central Valley Community Bancorp from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. Central Valley Community Bancorp may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (559) 323-3420, or Bruce Dravis, counsel for Central Valley Community Bancorp, at (916) 520-5280.

Sincerely,

Central Valley Community Bancorp

By:	/s/ David Kinross
Chief Financial Officer